UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                        Commission File Number: 333-3954


(Check One):
   |_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q  |_| Form N-SAR

   For Period Ended:  September 30, 2001

   |_|  Transition Report on Form 10-K      |_|  Transition Report on Form 10-Q
   |_|  Transition Report on Form 20-F      |_|  Transition Report on Form N-SAR
   |_|  Transition Report on Form 11-K

   For the Transition Period Ended:  September 30, 2001
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Kroll Inc.
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Full Name of Registrant


The Kroll-O'Gara Company
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Former Name if Applicable


900 Third Avenue
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Address of Principal Executive Office (Street and Number)


New York, New York 10022
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   |_|   (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |x|   (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   |_|   (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant refinanced its existing debt and such refinancing was not completed until the afternoon of November 14, 2001, which has caused the Registrant to be unable to complete this Form 10-Q on or before the date on which it is required to be filed. The Registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Nazzareno Paciotti                (212)                  833-3322
      ------------------------      ---------------      --------------------
      (Name)                        (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |x| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |x| Yes   |_| No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

      The Registrant anticipates an increase of about $1.7 million in its operating loss for the three months ended September 30, 2001 from the same quarter last year, primarily as a result of restructuring expenses, impairment of certain assets, failed financing costs and an approximately 9% decline in net sales of the Registrant's Investigations and Intelligence Group.







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


                                   Kroll Inc.
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                 (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14,  2001                   By:  /s/ Nazzareno Paciotti
       ----------------------------             -------------------------------
                                                Name:  Nazzareno Paciotti
                                                Title: Chief Financial Officer
                                                       (Principal Financial and
                                                        Accounting Officer)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
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        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
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